UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Financial Statements for the Years Ended December 31, 2010 and 2009,

Supplemental Schedule as of December 31, 2010

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 23, 2011

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	2010	2009
Investments, at fair value:
Cash	$29	$1,049
Mutual funds	69,930,420	69,116,256
Williams-Sonoma, Inc. Stock Fund	64,284,977	40,190,158
Collective common trust funds:
Schwab Managed Retirement Trust Funds	15,381,399	-
Schwab Stable Value Fund	12,004,172	11,018,617

Total investments at fair value	161,600,997	120,326,080
Employee contributions receivable	601,352	507,775
Employer contributions receivable	2,263,393	2,303,373
Notes receivable from participants	3,914,099	3,343,530
Accrued interest on notes receivable from participants	11,456	2,980
Mutual fund dividends receivable	29,498	24,025

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	168,420,795	126,507,763
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(301,915)	(75,507)

NET ASSETS AVAILABLE FOR BENEFITS	$168,118,880	$126,432,256

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

	2010	2009
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in investments	$37,481,527	$39,369,723
Interest	271,108	399,139
Dividends	1,024,258	926,451

Total investment income	38,776,893	40,695,313

Interest income on notes receivable from participants	177,965	205,644

Contributions:
Employee	13,392,898	12,765,098
Employer, net of forfeitures	4,026,990	4,471,930

Total contributions	17,419,888	17,237,028

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants	14,401,311	11,788,543
Participant paid administrative expenses	38,080	35,098
Administrative expenses paid from forfeitures	248,731	297,918

Total deductions	14,688,122	12,121,559

Net increase	41,686,624	46,016,426
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	126,432,256	80,415,830

End of year	$168,118,880	$126,432,256

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan, which became effective as of February 1, 1989, is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions – The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participant’s taxable income in the year of contribution. Full-time regular associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Part-time and casual associates who are at least 21 years old may participate as soon as administratively practicable after the completion of 1,000 hours of service with the Company within a given Plan year or their first year of service. Temporary associates are eligible to participate only if eligibility criteria had previously been met as a former full-time, part-time or casual associate. The Plan permits eligible employees to make elective deferral contributions up to 75% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (5% for certain higher paid individuals through December 31, 2010, 7% for highly-compensated employees thereafter) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements. During 2010 and 2009, federal income tax rules generally limited participants’ maximum salary deferral contributions to $16,500 and “catch-up” contributions to $5,500.

The Company’s matching contribution is equal to 50% of each participant’s elective salary deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay (5% for certain higher paid individuals through December 31, 2010 and 6% thereafter). Each participant’s matching contribution is earned on a semi-annual basis with respect to eligible salary deferrals for those employees that are employed with the Company on June 30 or December 31 of the year in which the deferrals are made. Once an associate becomes eligible, that associate must complete one year of service prior to receiving company matching contributions. The Company does not match participants’ rollover and “catch-up” contributions.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account includes their contributions and withdrawals, the Company’s matching contributions and an allocation of Plan earnings and losses, which are based upon participant earnings or account balances, as defined. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution.

Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants during 2010 and 2009 were as follows:

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	PIMCO Total Return Admin Class Fund – an intermediate term bond fund invested primarily in investment grade debt securities

•	Growth Fund of America R4 – a large cap fund with diversified investments in both growth stocks and large U.S. companies

•	Schwab S&P 500 Select SHS – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non U.S. international companies

•	Touchstone Diversified Small Cap Gr Y Fund – a small cap fund invested in small U.S. growth companies. In February 2010, the Artisan Small Cap Fund was replaced by this fund.

•

Schwab Stable Value Fund – a collective common trust fund invested in stable value investments such as guaranteed investment contracts, collective investment trusts and fixed income investments supported by wrap contracts.

•

Schwab Managed Retirement Trust Fund 2050 – a collective common trust fund that is diversified among stocks, bonds and cash equivalents and is adjusted over time to gradually become more conservative as the participant approaches retirement age. This fund was added in February 2010.

•

Schwab Managed Retirement Trust Fund 2040 – a collective common trust fund that is diversified among stocks, bonds and cash equivalents and is adjusted over time to gradually become more conservative as the participant approaches retirement age. In February 2010, the Blackrock Lifepath 2040 Fund was replaced by this fund.

•

Schwab Managed Retirement Trust Fund 2030 – a collective common trust fund that is diversified among stocks, bonds and cash equivalents and is adjusted over time to gradually become more conservative as the participant approaches retirement age. In February 2010, the Blackrock Lifepath 2030 Fund was replaced by this fund.

•

Schwab Managed Retirement Trust Fund 2020 – a collective common trust fund that is diversified among stocks, bonds and cash equivalents and is adjusted over time to gradually become more conservative as the participant approaches retirement age. In February 2010, the Blackrock Lifepath 2020 Fund was replaced by this fund.

•

Schwab Managed Retirement Trust Income Fund – a collective common trust fund that is diversified among stocks, bonds and cash equivalents. The fund follows a conservative asset allocation strategy that does not change over time. In February 2010, the Blackrock Lifepath Retirement Fund was replaced by this fund.

Notes receivable from participants – Participants who are employed full time by the Company are allowed to borrow from their individual account up to 50% of their vested account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The notes receivable are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Notes receivable are stated at their unpaid principal balance. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid notes receivable must be paid in full on the participants’ last day of employment. If the participant does not repay the note as required, the outstanding balance of the note is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions and earnings attributable thereto vest immediately. In addition, Company matching contributions become 100% vested upon a participant’s death, attainment of age 65 or total and permanent disability, in each case while still employed with the Company.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions and earnings attributable thereto remain in the Plan (except if the participant’s vested balance is $5,000 or less following separation) until the participant has a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce the amount of future Company matching contributions, pay the Plan’s administrative expenses, or fund the restoration of forfeited amounts. Total forfeited unvested accounts during 2010 were $473,523, of which $248,731 was used to pay administrative expenses incurred by the Plan and $224,792 was used to reduce Company matching contributions. Total forfeited unvested accounts during 2009 were $297,918 and were used solely to pay administrative expenses incurred by the Plan.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Administrative expenses incurred by the Plan are generally paid by the Company. Investment expenses incurred by the Plan are generally paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties – The Plan invests in various securities including Williams-Sonoma, Inc. common stock, mutual funds and collective common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, changes in the fair market values of investment securities have occurred in the past and may occur in the near term. Such changes have materially affected and could materially affect the amounts reported in the financial statements.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Cash and cash equivalents – Cash and cash equivalents primarily represent amounts temporarily held in cash due to the timing of investment transactions occurring near year-end.

Investments – The Plan’s investments are generally stated at fair value. Investments in the Williams-Sonoma, Inc. Stock Fund and mutual funds are stated at fair value, which is based on publicly quoted market prices. Investments in collective common trust funds, including the Schwab Stable Value Fund, are stated at fair value, which is based on the quoted net asset value of shares held by the Plan. At December 31, 2010, the investment in the Schwab Stable Value Fund is included at fair value within collective common trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The fair value of the Schwab Stable Value Fund is the net asset value of the underlying investments and the contract value is principal plus accrued interest. The contract value of the Schwab Stable Value Fund was $11,702,257 and $10,943,110 as of December 31, 2010 and 2009, respectively.

Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are reflected as a reduction of the investment value for such investments.

Collective common trust funds – The Plan invests in several collective common trust funds – Schwab Managed Retirement Trust Funds and the Schwab Stable Value Fund.

Schwab Managed Retirement Trust Funds – In 2010, five collective common trust funds were added as investment alternatives available to participants (see Note 1). These collective common trust funds are retirement trust funds and invest in a diversified portfolio of assets across a variety of asset classes such as domestic and international equity, fixed income and stable value. The Schwab Managed Retirement Trust Funds are designed to provide a single investment solution that is adjusted over time to meet participants’ changing risks and return objectives as they near retirement.

Schwab Stable Value Fund – The Schwab Stable Value Fund (the “Fund”) is a pooled investment fund of primarily insurance-like contracts (wrap contracts), which meet the definition of benefit responsiveness. In a wrap contract, the underlying investments (typically bonds) are owned by the Fund and held in trust for the Plan’s participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The effect of the wrap contract is the amortization of the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Wrap contracts’ interest crediting rates are typically reset on a monthly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula to calculate the interest crediting rate that is based on the yield to maturity and fair value of the underlying bonds, contract value (principal plus accrued interest), duration of the portfolio and wrap contract fees.

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented in the statements of net assets available for benefits as the “Adjustment from fair value to contract value for fully benefit-responsive stable value fund.” If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the fair value of the underlying bonds. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value of the underlying bonds. The embedded fair value gains will be amortized in the future through a higher interest crediting rate than would otherwise be the case.

The investment contracts for the Fund are all fully benefit-responsive at contract value. Participant-directed withdrawals in accordance with the Plan are payable at contract value even if the withdrawal is precipitated by an employer-initiated event, as long as the employee experiences a bona fide job loss. In the event of a spin-off or sale of a division where the employee does not experience a bona fide job loss, the issuer will make a clone contract available to the successor employer’s plan.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value. Plan management believes that the occurrence of any event that would cause the Fund to transact at less than contract value is not probable.

The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract on short notice upon the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the wrap contract at the fair value of the underlying bonds.

In all other circumstances, the contracts for the Fund permit the issuer to terminate their contract responsibilities only upon two to three years notice. Either the Fund can use this period to find a replacement wrap contract, or it can elect to change the investment strategy of the underlying investments to provide for a winding down of the issuer’s responsibilities at contract value over time.

The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for 2010 and 2009, was 2.26% and 2.65%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2010 and 2009, was 2.73% and 3.06%, respectively.

Benefits payable – As of December 31, 2010 and 2009, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2010	2009

Deferred benefits payable	$38,386,664	$29,028,089
Benefits payable	155,583	138,002

Total	$38,542,247	$29,166,091

Deferred benefits payable represents vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represents vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Related party transactions – The Charles Schwab Trust Company is the trustee of the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Total fees charged by the Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. for trustee and administrative fees for 2010 and 2009 were $338,085 and $303,363, respectively.

In addition, the Plan issues notes receivable from participants that are secured by the vested balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date and recorded on the ex-dividend date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

New Accounting Pronouncements – In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends Accounting Standards Codification (ASC) 820, adding new disclosure requirements for Levels 1 and 2 fair value inputs, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 input measurements and clarification of existing fair value disclosures. ASU No. 2010-06 was effective for reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for reporting periods beginning after December 15, 2010. The Plan adopted the ASU in 2010 and the adoption did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU No. 2010-25 requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest rather than fair value. The Plan adopted ASU No. 2010-25 in 2010 and the adoption did not have a material effect on the Plan’s financial statements.

Fair Value Measurements – The Plan accounts for the fair value of its assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures.

ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices from active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

•

Level 3: unobservable inputs for which little or no market activity exists, which require the reporting entity to develop its own assumptions of what market participants would use in pricing the asset or liability at the measurement date.

The Plan has classified the inputs used to measure the fair values of Williams-Sonoma, Inc. common stock and mutual funds as Level 1, as their fair values were based on publicly quoted market prices. Inputs used to measure the fair value of investments in collective common trust funds are classified as Level 2. The fair value of investments in collective common trust funds (other than the Schwab Stable Value Fund) is equal to the fair value of the underlying assets.

The fair value of investments in the Schwab Stable Value Fund is the net asset value of the underlying investments. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, the likelihood of default by the issuer of an investment security. The fair value of the wrap contracts is determined using a discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year end.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2010 and 2009. Significant transfers between levels within the fair value hierarchy are recognized as they occur.

Assets measured at fair value as of December 31, 2010 were:

	Fair Value Measurements
	Level 1-Active markets for identical assets	Level 2-Other observable inputs	Level 3- Significant unobservable inputs	Total
Cash	$29	$-	$-	$29
Mutual funds:
Domestic equity securities	38,171,835	-	-	38,171,835
International equity securities	7,818,976	-	-	7,818,976
Domestic debt securities	9,896,745	-	-	9,896,745
Blended equity and debt securities	14,042,864	-	-	14,042,864
Williams-Sonoma, Inc. Stock Fund	64,284,977	-	-	64,284,977
Collective common trust funds:
Schwab Managed Retirement Trust Funds	-	15,381,399	-	15,381,399
Schwab Stable Value Fund	-	12,004,172	-	12,004,172

Total investments measured at fair value	$134,215,426	$27,385,571	$-	$161,600,997

Assets measured at fair value as of December 31, 2009 were:

	Fair Value Measurements
	Level 1-Active markets for identical assets	Level 2-Other observable inputs	Level 3- Significant unobservable inputs	Total
Cash	$1,049	$-	$-	$1,049
Mutual funds:
Domestic equity securities	30,751,216	-	-	30,751,216
International equity securities	6,825,245	-	-	6,825,245
Domestic debt securities	8,122,332	-	-	8,122,332
Blended equity and debt securities	23,417,463	-	-	23,417,463
Williams-Sonoma, Inc. Stock Fund	40,190,158	-	-	40,190,158
Collective common trust fund - Schwab Stable Value Fund	-	11,018,617	-	11,018,617

Total investments measured at fair value	$109,307,463	$11,018,617	$-	$120,326,080

3.	INVESTMENTS

At December 31, 2010 and 2009, the fair value of the following investments was 5% or more of the net assets available for benefits:

	2010	2009
Williams-Sonoma, Inc. Stock Fund[1] (451,439 and 482,939 fund shares, respectively)	$64,284,977	$40,190,158

Dodge & Cox Stock Fund (132,994 and 124,660 fund shares, respectively)	14,331,398	11,984,828

Dodge & Cox Balanced Fund (199,984 and 191,564 fund shares, respectively)	14,042,864	12,265,817

Schwab Stable Value Fund[1] (614,350 and 587,954 fund shares, respectively)	12,004,172	11,018,617

PIMCO Total Return Admin Class Fund (912,142 and 752,068 fund shares, respectively)	9,896,745	8,122,332

Growth Fund of America R4 (297,405 and 272,582 fund shares, respectively)	8,978,668	7,389,699

[1]	Represents an exempt party-in-interest transaction.

During 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as those held during the year, appreciated in value as follows:

	2010	2009
Williams-Sonoma, Inc. Stock Fund	$27,940,192	$25,117,705
Mutual funds	6,939,836	13,946,205
Collective common trust funds:
Schwab Stable Value Fund	274,013	305,813
Schwab Managed Retirement Trust funds	2,327,486	-

Total net appreciation	$37,481,527	$39,369,723

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Employer contributions receivable per the financial statements	$2,263,393	$2,303,373
Employer contributions earned; received in subsequent year	(135,304)	(110,878)

Employer contributions receivable per Form 5500	$2,128,089	$2,192,495

Employee contributions receivable per the financial statements	$601,352	$507,775
Employee contributions earned; received in subsequent year	(445,237)	(352,104)

Employee contributions receivable per Form 5500	$156,115	$155,671

The following is a reconciliation of employer and employee contributions per the financial statements for the years ended December 31, 2010 and December 31, 2009 to the Form 5500:

	2010	2009
Employer contributions (net of forfeitures) per the financial statements	$4,026,990	$4,471,930
Employer contributions (net of forfeitures) earned; received in subsequent year	(24,426)	73,216

Employer contributions per Form 5500	$4,002,564	$4,545,146

Employee contributions per the financial statements	$13,392,898	$12,765,098
Employee contributions earned; received in subsequent year	(93,133)	191,161
Employee rollover contributions; separately reported on Form 5500	(1,053,624)	(374,008)

Employee contributions per Form 5500	$12,246,141	$12,582,251

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to the Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$168,118,880	$126,432,256
Contributions earned; received in subsequent year	(580,541)	(462,982)
Adjustment from contract value to fair value for fully benefit-responsive collective common trust fund	301,915	75,507

Net assets available for benefits per Form 5500	$167,840,254	$126,044,781

The following is a reconciliation of net appreciation in value of the collective common trust funds per the financial statements for the years ended December 31, 2010 and December 31, 2009 to the Form 5500:

	2010	2009
Net appreciation in value of collective common trust funds per the financial statements	$2,601,499	$305,813
Net appreciation from contract value to fair value for fully benefit-responsive collective common trust fund	226,411	591,659

Net appreciation in value of collective common trust funds per Form 5500	$2,827,910	$897,472

5.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended through December 31, 2002, was qualified and the trust established there under was tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2010. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

******

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2010

Security Description	Number of Fund Shares/Units	Fair Value

Williams-Sonoma, Inc. Stock Fund[1]	451,439	$64,284,977

Mutual funds:
Dodge & Cox Stock Fund	132,994	14,331,398
Dodge & Cox Balanced Fund	199,984	14,042,864
PIMCO Total Return Admin Class Fund	912,142	9,896,745
Growth Fund of America R4	297,405	8,978,668
Schwab S&P 500 Select SHS[1]	416,418	8,149,296
American Beacon International Equity Fund	478,811	7,818,976
Touchstone Diversified Small Cap Gr Y Fund	620,376	6,712,473

Total mutual funds		69,930,420

Collective common trust funds:
Schwab Stable Value Fund[1]	614,350	12,004,172
Schwab Managed Retirement Trust Fund 2040[1]	301,609	5,561,676
Schwab Managed Retirement Trust Fund 2030[1]	227,472	4,167,283
Schwab Managed Retirement Trust Fund 2020[1]	194,438	3,431,830
Schwab Managed Retirement Trust Income Fund[1]	161,059	2,114,708
Schwab Managed Retirement Trust Fund 2050[1]	10,839	105,902

Total collective common trust funds		27,385,571

Cash		29

Total investments at fair value		$161,600,997

Notes receivable from participants (665 loans at interest rates of 4.25% to 9.25%)[1,2]		$3,914,099

[1]	Represents an exempt party-in-interest transaction.
[2]	Includes notes receivable with original maturities of up to 15 years. See Note 1 to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Laurel Pies
Laurel Pies
Vice President of Compensation, Benefits and Human Resources Information Management Administrative Committee Member

Dated: June 23, 2011

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm